Exhibit I

        News Release

For Immediate Release

IPSCO’S SUTHERLAND AWARDED GARY MEMORIAL MEDAL

[Lisle, Illinois] [May 18, 2005] -- IPSCO Inc. (NYSE/TSX: IPS) is pleased to announce the 2005 Gary Memorial Medal has been awarded to IPSCO’s President and Chief Executive Officer. David Sutherland received the award Tuesday evening at the American Iron and Steel Institute's (AISI) Annual Meeting in Washington, DC.

In presenting the award to Sutherland, AISI Chairman and U.S. Steel President, John Surma praised Sutherland for his leadership both at IPSCO and within the North American steel industry. “Dave’s role as AISI chair was during a time of great turbulence in the industry, and through his dedication and association leadership, he was able to provide excellent counsel. Our industry is very fortunate to have leaders such as him,” he said.

The Citation from the AISI Board of Directors reads: “In recognition of his outstanding industry achievements, and Association leadership. His commitment to establishing the NEW steel industry as a progressive and vital part of our society; And His dedication to achieving a unified approach to the critical issues facing the North American steel industry.”

The Gary Memorial Medal, established in 1927, is awarded annually by the AISI. The medal, named for Judge Elbert H. Gary, founder and first President of AISI, is bestowed upon an individual to recognize extraordinary service to the steel industry.

Sutherland became President and Chief Executive Officer of IPSCO in 2002. He has served the Company for 27 years, fulfilling management roles in manufacturing, sales, and personnel in both the United States and Canada. The presentation of the Gary Memorial Medal and the thanks of his industry peers is a testament to Sutherland’s industry achievements and leadership.

IPSCO, traded as “IPS” on both the New York Stock Exchange and Toronto Stock Exchange, operates steel mills at three locations and pipe mills at six locations in the United States and Canada. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals. Steel can also be further processed at IPSCO's five temper leveling and coil processing facilities.

For further information on IPSCO, please visit the company’s web site at www.ipsco.com.

Company Contact:
John Comrie QC, Director, Trade Policy and Communications

Tel. 630-810-4730

Release #05-22